Exhibit 99.3

Suite 822-470 Granville Street
Vancouver, BC V6C 1V5
Phone: (604) 879-9956
Fax: (604) 879-4005
E-mail: edf@sedarfiling.com

Linux Gold Corp.

February 2, 2004

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Madams:

Please be advised that the Annual General Meeting materials have been sent by pre-paid mail to all registered and non-registered shareholders in accordance with National Instrument 54-101, today February 2, 2004. The Annual General Meeting materials include the following:

1. Notice of Meeting
2. Information Circular
3. Audited Annual Financial Statements for the period ended February 28, 2003
4. Audited Interim Financial Statements for the period ended November 30, 2003
5. Form of Proxy
6. Return Card
7. News Release dated February 2, 2004
8. Return Envelope

If you have any questions or concerns, please do not hesitate to call this office.

Yours truly,

“Sarah Garcia Hack”
Filing Agent

Cc: Alberta Securities Commission
TSX Venture Exchange